NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 21, 2023

Kristin Lochhead

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ludwig Enterprises, Inc.

Registration Statement on Form S-1

Filed April 26, 2023

File No. 333-271439

Dear Ms. Lochhead:

This is in response to the letter of comment of the Staff dated May 9, 2023, relating to the captioned Registration Statement on Form S-1 of Ludwig Enterprises, Inc. (the “Company”). The comments of the Staff is addressed below, seriatim:

Registration Statement on Form S-1

Use of Proceeds, page 23

1.	We note your response to comment 8 and your revisions to your disclosure here. You state on page 26 that “[y]our management has determined that expenditures for clinical trials and marketing would be the last expenditure items to be reduced” if you were required to prioritize your expenditures in the case you do not sell all of the offered shares. We also note, however, that you intend to purchase equipment with which you expect to analyze mRNA samples.

Please clarify whether these purchases of equipment are necessary to conducting your clinical trials and whether or not you will prioritize these equipment purchases.

Revisions to the subject disclosure that provide clarification have been made, in response to such comment. Also, the disclosure with respect to prioritization of expenditures is presented in the next to last paragraph of the section.

Additionally, with respect to the funds you intend to put towards your research and clinical trials, please provide further details with respect to what aspects of your research and clinical development you intend to support with these funds, including reference to how far into the research and development processes the proceeds will enable you to reach. For example, please discuss how far into the development and execution of your current research study and additional planned research studies as described on pages 39 through 41 you expect the proceeds will enable you to reach.

Disclosure with respect to the Company’s planned clinical trials has been added, in response to such comment.

2.	We note your statement here that “[y]our plan is to develop specific antibodies that bind to these genes and market them to biotech- and pharma-companies to treat chronic inflammatory diseases, such as cancer, diabetes and heart disease.”

Please clarify whether your current and planned clinical research studies will support your plan to develop these antibodies.

Revisions to the subject disclosure in that provide clarification have been made, in response to such comment.

Please also expand your disclosure in your “Our Strategy” section on page 40 to discuss your plans to develop and market antibodies to treat chronic inflammatory diseases, including your plan to “organize an antibody research lab.”

Additional disclosure as been added under “Our Strategy,” in response to such comment.

Business

Background, page 36

3.	We note your response to comment 12 and your revised disclosure on page 36. Please expand your disclosure to briefly discuss why the April 2019 acquisition of Direct Mortgage Investors, Inc. was rescinded in September 2021 and why the management team decided at that time to move in the direction of the current business plan.

Additional disclosure has been added, in response to such comment.

Please also expand your disclosure to briefly explain how the business plan “gained clarity” in late 2021.

Additional disclosure has been added, in response to such comment.

My RNA for Life Home Test Kits, page 38

4.	We note your response to comment 15 and we reissue the comment in part. We note that you have revised your disclosure to state that you have "developed, internally, a variety of statistical and data analysis approaches, all centering around a combined representation of machine learning and clustering methodology." Please expand your discussion here to clearly explain what your machine learning approach and clustering methodology are and then to discuss how you have used these to develop the various statistical and data analysis approaches that you use. Please also clarify your disclosure in your discussion of your clinical research studies starting on page 39 to explain how these combined approaches will be applied in your studies, including if the three models you discuss here will be examined in each study.

Additions to the subject disclosure have been made, in response to such comment.

Current Research Study, page 39

5.	We note your response to comment 13 and your revised disclosure on page 39. Please define “Elisa-based protein cellular biomarkers” and “Elisa technology.”

Additions to the subject disclosure have been made, in response to such comment.

Please also revise to clarify what "unique bioinformatics strategy" you will use in addition to the Elisa technology.

Additions to the subject disclosure have been made, in response to such comment.

We also note that you plan to perform statistical analysis. Please revise your disclosure to discuss when measurements will be taken using your My RNA for Life test kits and to clarify how the measurements may then be used to develop an "L-genomic bladder cancer risk score." It may be helpful to discuss step-by-step how the study will be conducted, including at what stages measurements will be taken and then how those measurements will be used to perform a statistical analysis and generate a cancer risk score.

Additions to the subject disclosure have been made, in response to such comment.

Dietary Supplement Formula License, page 39

6.	We note your response to comment 16 and your inclusion of the agreement with Xikoz, Inc. as Exhibit 10.8. We note that the December 6, 2022 press release stated that “[t]he compounds within this formula have the potential to modulate inflammatory conditions that are the root causes of many chronic diseases.” Please expand your disclosure to discuss how this dietary supplement, “FlamaBlue,” is different from your My RNA for Life™ Genetic Centric Supplement and discuss how it will fit into your overall business strategy. For example, please discuss whether you plan to market FlamaBlue to the same customers as your My RNA for Life™ Genetic Centric Supplement.

Additions to the subject disclosure have been made, in response to such comment.

Intellectual Property, page 42

7.	We note your response to comment 20 and reissue the comment in part. Please revise to include the type of patent protection for which you have applied.

Revisions to the subject disclosure have been made, in response to such comment.

Manufacturing and Distribution, page 45

8.	We note your response to comment 23 and your revised disclosure on page 45. We note that Designer Genomics Inc serves as one of your two CROs. We also note your disclosure on page F-15 that in July 2022 you acquired the assets of Designer Genomics International, Inc. and that those assets "consisted solely of the technological know-how of its owners." You also state that Designer Genomics International, Inc. "was a dormant inactive entity at the time of the asset purchase." Please clarify whether there is any relation between the Designer Genomics Inc that serves as your CRO and Designer Genomics International, Inc., the entity whose assets you acquired in July 2022. To the extent that you have a material agreement in place with Designer Genomics Inc as your CRO, please revise your disclosure to include the material terms of that agreement. Please also file the agreement as an exhibit to the registration statement, or, n the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 601(b)(10) of Regulation S-K.

Please be advised that references in the prior disclosure to Designer Genomics, Inc.’s being one of the Company’s CRO’s was in error. Designer Genomics International, Inc. is, and always has been, the Company’s only CRO.

In July 2022, the Company acquired assets (that consisted solely of the technological know-how) from Designer Genomics, a partnership of parties not affiliated with the Company. Designer Genomics, the partnership, is now defunct. The Company’s agreement with Designer Genomics has been included in the amended filing as Exhibit 10.9.

Management, page 47

9.	We note your response to comment 26 and your revised disclosure here. With respect to your consulting agreement with Homeopathic Partners, Inc., please clarify the termination provisions, including whether there is any connection between this agreement and Dr. Hausman’s consulting agreement. Additionally, please file an executed version of the consulting agreement dated July 1, 2022 with Homeopathic Partners, Inc. as Exhibit 10.4. The current agreement filed as Exhibit 10.4 only appears to be executed by the Registrant.

Please be advised that the reference to Dr. Hausman in the paragraph relating to Homeopathic Partners was the result of scrivener’s error. The reference is now made properly to Homeopathic Partners.

A fully signed copy of the agreement with Homeopathic Partners, Inc. is included in the amended filing as Exhibit 10.4.

Executive Compensation, page 49

10.	We note there appears to be a footnote number 5 following the name of Jean Cherubin, however, there is no corresponding footnote below in this section. Please revise to include the missing footnote.

Please be advised the “5” was a typographical error and has been removed.

Item 16. Exhibits and Financial Statement Schedules, page II-2

11.	We note your response to comment 29 and reissue the comment. Please file your Bylaws as Exhibit 3.3.

Please be advised that the Company’s Bylaws have been included in the amended filing as Exhibit 3.3.

12.	We note that you state that Exhibits 4.1 through 4.25, with the exception of Exhibit 4.19, have been "Filed previously." However, we also note that in your prior Draft Registration Statement filed on February 15, 2023 you stated that Exhibits 4.1 through 4.25 were "To be filed by amendment" and the exhibits were not filed at that time. Please file the exhibits or revise to clarify that they will be filed by future amendment.

Please be advised that the amended filing includes all referenced exhibits, which references are now accurate.

General

13.	We note various publicly available press releases, including on your official Twitter page, discussing recent strategic steps, including partnerships and product launches, which do not appear to be discussed in your registration statement. These press releases include:

•	A May 3, 2023 press release titled, “Ludwig Enterprises to Launch New Nutraceutical in Hair Loss Market” discussing your plans “to expand [your] direct to consumer and direct to professional sales and marketing strategies to include individuals facing hair loss associated with inflammation.”

A new section entitled “Recent Developments” has been added under “Business.” Disclosure associated with the May 3, 2023, press release is included.

•	An April 25, 2023 press release titled, “Ludwig Enterprises Announces Launch of New Nutraceutical and Strategic Marketing Plan” discussing the launch of your “ground-breaking nutraceutical, NuGenea™” and the release of your “strategic sales and marketing plan” for NuGenea.

Please be advised that the overall disclosure in the amended filing embodies the information described in the April 25, 2023, press release.

•	A March 23, 2023 press release titled, “Ludwig Enterprises Announces Agreement with Summit Bancorp to Assist with Cross Listing on the Canadian Stock Exchange” announcing you signed an agreement with Summit Bancorp of Ontario Canada to assist you with cross listing on the Canadian Stock Exchange.

•	A March 21, 2023 press release titled, “Ludwig Enterprises Announces Intention to List on the Canadian Stock Exchange” and a March 21, 2023 Tweet, each announcing your intention to file a Non-Offering Prospectus in the second quarter of 2023 to enable you to be listed on the Canadian Stock Exchange.

In the new section entitled “Recent Developments,” disclosure associated with the press releases of March 23, 2023, and March 21, 2023, is included.

•	A March 16, 2023 press release titled, “Ludwig Enterprises Developing New Partnerships to Fuel Growth” discussing early stage discussions the company is having with a foreign developer of nutraceutical products and with an organization to conduct a diabetes clinical study using the company’s products.

Please be advised that the activities referenced in the March 16, 2023, press release are active, but remain in an early stage. Disclosure to such effect has been included in the new section entitled “Recent Developments.”

•	A March 9, 2023 press release titled, “Ludwig Enterprises Announces Brand Name for Groundbreaking Nutraceutical” announcing the brand name, NuGenea™, for your nutraceutical product formulated to reduce chronic inflammation.

Please be advised that the overall disclosure in the amended filing embodies the information described in the March 9, 2023, press release.

•	A March 7, 2023 press release titled, “Ludwig Enterprises Develops Program to Support Ketamine Clinics” and a March 10, 2023 Tweet each announcing an agreement with Dr. Kim Farahay and Dr. Jeff Lee to provide them with the company’s products for use in Ketamine treatment of patients with Treatment Resistant Depression.

In the new section entitled “Recent Developments,” disclosure associated with the press release of March 7, 2023, is included.

•	A February 14, 2023 press release titled, “Ludwig Enterprises Launches Growth Plan” discussing an agreement you entered into with The Fannon Group for its services providing healthcare sales and marketing expertise.

In the new section entitled “Recent Developments,” disclosure associated with the press release of February 14, 2023, is included. Please note that this consultant is not considered to be a “key consultant” of the Company.

•	A January 12, 2023 press release titled, “Ludwig Enterprises, Inc. (OTC: LUDG) Prepares to Trade on the OTCQB Market” and a subsequent March 2, 2023 Tweet each stating that you have begun the application process to be approved to trade on the OTCQB Market.

In the new section entitled “Recent Developments,” disclosure associated with the press release of January 12, 2023, is included. Supplementally, please be advised that the Company’s application to OTC Markets for inclusion in the OTCQB Market is substantially completed. In accordance with guidance provided by OTC Markets, the Company has delayed submission of its application, until such time as the Company’s instant registration statement has moved closer to effectiveness. The Company currently intends to submit its OTCQB application in early June 2023.

_____________________________

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Ludwig Enterprises, Inc.